UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number:000-26319

Bingo.com, Inc.

(Exact name of registrant as specified in its charter)

1166 Alberni Street, Suite 1405

Vancouver, BC, Canada, V6E 3Z3

(604) 694-0300

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                     [x]

Rule 12g-4(a)(2)                     [ ]

Rule 12h-3(b)(1)(i)                  [ ]

Rule 12h-3(b)(1)(ii)                 [ ]

Rule 15d-6                              [ ]

Approximate number of holders of record as of the certification or notice date: One

EXPLANATION

The merger of Bingo.com, Inc. with Bingo.com, Ltd., which was approved by the Securities Exchange Commission on March 8, 2005, and is effective on April 7, 2005, is described in the prospectus filed under Rule 424(b) of the Securities Act and the Form S-4, which were filed on March 9, 2005, and March 4, 2005, respectively. The surviving corporation of the merger is Bingo.com, Ltd. which is domiciled in Anguilla, British West Indies.

The principal reason for Bingo.com, Inc.'s merger with its subsidiary Bingo.com, Ltd. was to facilitate Bingo.com, Inc.'s reincorporation under the International Business Companies Act of Anguilla, B.W.I. Anguilla, B.W.I. is a corporate tax- free jurisdiction.  Effective Thursday, April 7, 2005, the shares of Bingo.com, Ltd. began trading under the new ticker symbol "BNGOF".

Pursuant to the requirements of the Securities Exchange Act of 1934 Bingo.com, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 5, 2015                                       By:       Jason Williams

                                                                                    Chief Executive Officer